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                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 3                      Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
  Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
                  30(f) of the Investment Company Act of 1940


(Print or Type Responses)

1.  Name and Address of           ZERO.NET, Inc.
    Reporting Person*             (Last)           (First)          (Middle)

                                  650 Mission Street
                                                   (Street)

                                  San Francisco      CA                94105
                                  (City)           (State)             (Zip)


2.  Date of Event Requiring       04/13/00
    Statement (Month/Day/Year)


3.  I.R.S. Identification Number of
    Reporting Person, if an entity
    (voluntary)


4.  Issuer Name and Ticker or     EDV
    Trading Symbol

5.  Relationship of Reporting          Director          X  10% Owner
    Person(s) to Issuer                Officer (give        Other (specify
     (Check if applicable)                      title              below)
                                                below)


6.  If Amendment, Date of
    Original (Month/Day/Year)


7.  Individual or Joint/Group       X  Form filed by One Reporting Person
    Filing (Check Applicable           Form filed by More than One Reporting
    Line)                              Person

           Table I -- Non-Derivative Securities Beneficially Owned


1.  Title of Security               Common Stock
    (Instr. 4)


2.  Amount of Securities            3,224,567
    Beneficially Owned
    (Instr. 4)


3.  Ownership Form:  Direct (D)     (D)
    or Indirect (I) (Instr. 5)


4.  Nature of Indirect
    Beneficial Ownership
    (Instr. 5)




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*   If the form is filed by more than one reporting person, see Instruction
    5(b)(v).

    Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

   Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security
    (Instr. 4)


2.  Date Exercisable and Expiration Date    Date Exercisable    Expiration Date
    (Month/Day/Year)


3.  Title and Amount of Securities          Title               Amount or
    Underlying Derivative Security                              Number of
    (Instr. 4)                                                  Shares


4.  Conversion or Exercise Price of Derivative Security


5.  Ownership Form of Derivative Security:  Direct (D) or
    Indirect (I) (Instr. 5)


6.  Nature of Indirect Beneficial Ownership
    (Instr. 5)


             /s/ James Weinstock                        April 24, 2000
             -------------------------------
             James Weinstock
             Chief Executive Officer of
             ZERO.NET, Inc.

Explanation of Responses:



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.